Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dril-Quip, Inc.

Commission File No.: 001-13439

The following is a transcript of an event which occurred on March 19, 2024.

CORPORATE PARTICIPANTS

Jeffrey Bird, Dril-Quip, Inc. – President and Chief Executive Officer

Kyle McClure, Dril-Quip, Inc. – Chief Financial Officer

Erin Fazio, Dril-Quip, Inc. – Corporate Finance Director

Adam Anderson, Innovex Downhole Solutions, Inc. – Chief Executive Officer

Kendal Reed, Innovex Downhole Solutions, Inc. – Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Edward Kim, Barclays – Vice President, Equity Research

David Smith, Pickering Energy Partners – Director

Operator

Good morning, and welcome to the Dril-Quip and Innovex Downhole Solutions Merger Conference Call.

I would now like to turn the call over to Erin Fazio, Corporate Finance Director for Dril-Quip.

Erin Fazio

Thank you, and good morning. We appreciate you joining us on today’s call.

With me today are Jeffrey Bird, President and Chief Executive Officer of Dril-Quip; Kyle McClure, Chief Financial Officer of Dril-Quip; Adam Anderson, Chief Executive Officer of Innovex; and Kendal Reed, Chief Financial Officer of Innovex.

In a moment, Jeff, Adam and Kendal will present their prepared remarks with a question-and-answer session to follow.

An investor presentation about the merger has been posted under the Investors tab on Dril-Quip’s website, along with a press release. This call is being recorded, and a replay will be made available on Dril-Quip’s website following the call.

I would like to remind you that today’s call may include forward-looking statements and discuss non-GAAP financial measures. It should be noted that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward-looking statements.

Please refer to the press release that we issued and the investor deck that we furnished on Form 8-K yesterday for a full disclosure on forward-looking statements and reconciliations of non-GAAP measures.

I would now like to turn the call over to Jeff.

Jeffrey Bird

Thank you, Erin, and thank you all for joining today’s call to discuss our highly strategic and transformative combination with Innovex.

Yesterday, we announced a definitive agreement under which Dril-Quip and Innovex will merge in an all-stock transaction to create a unique energy industrial platform, which we believe will create significant value for both Dril-Quip and Innovex stockholders.

Innovex provides downhole solutions for the oil and gas industry worldwide, across drilling and deployment, well construction, well completion, production and fishing and intervention. They’re headquartered in Houston and have more than 1,100 employees globally with distribution channels and operations in many of the same regions we operate in today.

We have consistently discussed over the past two years the importance that an inorganic strategy would play for Dril-Quip, and the importance of having scale to effectively compete and grow in the current dynamic, global market. In the third quarter of last year, we took a big step in that journey with our highly accretive, successful acquisition of Great North.

The Board and I believe that this transaction with Innovex accelerates our current path and growth strategy, providing us with the scale and financial accretion to become a more resilient company with the operations and balance sheet strength and flexibility to succeed across industry cycles.

Like with Great North, we evaluated many facets to determine the fit of Innovex for Dril-Quip’s next chapter. We were very focused on finding the right strategic partner and an opportunity at the right terms. We believe our combination with Innovex fits the bill.

It delivers compelling economics to our stockholders, benefits to our customers and other stakeholders, and as an all-stock merger, our stockholders are expected to receive immediate earnings and cash flow accretion and participate in the future value creation of the combined company.

•	Dril-Quip stockholders will own approximately 52% of the combined company at transaction close.

•	We anticipate that the return on expected capital for this transaction will be in excess of 15%, when we take into account the significant synergy opportunities the combination presents.

•	In fact, we anticipate achieving cost synergies of approximately $30 million per year within 24 months of close, 50% of which we expect to achieve within the first 12 months.

•

With a pro forma year-end 2023 net cash position of $99 million, the combined company is expected to have additional flexibility to deploy organic, inorganic and stockholder return capital allocation strategies.

•

Finally, this transaction provides immediate benefits of scale with an expanded geographic footprint in key regions, product offerings and customer base. Our businesses are highly complementary, which is expected to offer ample revenue and cross-selling opportunities. We are confident that this combination will allow stockholders to participate in the realization of significant synergies and sector recovery.

Over the past 40+ years, Dril-Quip has grown into a leading developer, manufacturer and provider of highly engineered equipment, service, and innovative technologies for use in the energy industry. Our success and strong reputation have been a direct result of the hard work and dedication of our people and of our high-quality, innovative technologies. The customer-centric, innovative, and execution-oriented cultures of both Dril-Quip and Innovex also are very complementary and will continue to drive our focus on delivering innovative products and service to our customers and creating opportunities for our employees.

This transaction represents the next step in Dril-Quip’s evolution, as we seek to create a unique energy industrial platform that can better serve our global customers and provide value for our stockholders across industry cycles.

I will now turn the call over to Adam.

Adam Anderson

Thanks Jeff. We’re thrilled to announce the planned merger between Innovex and Dril-Quip.

I’ve long admired Dril-Quip and their broad and deep technical capability. As we’ve gone through diligence, I’ve really gotten to know a lot more about their people and products, and I couldn’t be more excited about what we can do together. This combination is the rare instance where there’s a tremendous amount of industrial logic or various ways for us to win without product redundancy between the two companies.

Turning to slide 4 – what we have built at Innovex is an energy industrial platform.

Let me explain what we mean by that. If you look at the financial characteristics of our business, including our high and stable gross margins, per share growth, and ROCE, it becomes apparent that we have built a highly differentiated industrial franchise that happens to serve an energy end market.

But as we will discuss at length, Innovex is not just a collection of products; Innovex is a platform for growth. At the heart of the platform is our culture, which we describe as ‘No Barriers.’ That culture is the key enabler for our innovation flywheel, which drives organic growth. We adhere to a disciplined framework for making incremental investments in new products or services, and that framework allows us to augment organic market share growth with inorganic growth that then feeds the flywheel and drives further organic growth.

As we will discuss, Dril-Quip fits the model of our most successful transactions, with substantial opportunities to increase returns through integration with our operating model, cross selling of complementary products in new geographies, and applying our low overhead, capital light business model to the combined business – all while maintaining a strong balance sheet and generating significant free cash flow.

Turning to slide 5 – let’s look at some of the numbers. All the numbers we’re going to show here are Full Year 2023 numbers. On a combined basis the pro forma business would have done just over a billion dollars of revenue with more than 50% of the revenue derived from Offshore or International markets. This global diversity enables both growth opportunities and resiliency through cycles.

Pro forma for 30 million dollars of expected cost synergies, the combined company would have generated approximately $221 million of adjusted EBITDA. The combined business will be predominately a product sales business focused on highly engineered, big impact, small ticket, single-use products.

With that, I’d like to introduce Kendal Reed, Innovex’s CFO. Kendal and I have worked together closely for 10 years. I’m grateful that we get to continue on this journey together and look forward to making the next decade even more successful than the last.

Kendal Reed

Thank you, Adam, and good morning, everyone. Taking a look at slide 6 – I’m thrilled to present the key financial metrics of this transaction, which show significant accretion for Dril-Quip stockholders even before the benefit of the anticipated cost synergies, with material upside over the next 2 years as those cost synergies are fully realized.

On a pre-synergy basis, this merger is expected to more than triple Dril-Quip’s 2023 adjusted EBITDA from $59 million to the pro forma combined company’s $191 million, while improving EBITDA margins from 12% to 18%. As we will discuss in greater detail later in the presentation, we expect further benefit from at least $30 million of cost synergies, which would imply pro forma 2023 EBITDA of approximately $221 million, or 21% of revenue. Further, this combination is expected to transform Dril-Quip’s cash flow profile, improving free cash flow from approximately negative $25 million on a standalone basis to approximately positive $35 million on a pro forma basis before the benefit of synergies, and nearly $60 million once synergies are included. We believe this reinvigorated cash flow profile will provide greater resources to pursue high-return growth opportunities. Lastly, despite a large number of shares being issued in connection with this transaction, we expect 2023 earnings per share will improve from approximately $0.02 per share on a standalone basis to approximately $1.10 per share on a pro forma basis before synergies, or $1.44 per share assuming $30 million of estimated pre-tax synergies are fully realized. As you can see, this combination has compelling financial logic for existing Dril-Quip stockholders and offers an attractive financial profile to investors with anticipated strong margins, cash flow and earnings per share.

Turning to slide 7, we would like to give you an overview of who Innovex is today. Innovex has grown into a leading global provider of mission-critical, well-centric products with a high-margin, capital-light business model driving strong investor returns over the course of our history. We have a balanced geographic revenue mix, with 34% of our revenue coming from international and offshore markets, as well as a diversified product portfolio with meaningful revenue derived from each of the Well Construction, Completions, and Production phases of the well lifecycle. This diversification not only mitigates risk but also positions us to capitalize on growth opportunities by providing logical channels to market for new products that are either developed internally or come to us through acquisitions. Our diversified revenue base along with our lean operating philosophy and the big-impact, small-ticket nature of our products, as Adam described, enable us to generate strong and consistent margins through cycle, outpacing most of our industry peers. For context, Innovex generated approximately $556 million of revenue and $132 million of adjusted EBITDA during 2023 on a standalone basis.

Adam Anderson

Turning to slide 8 – there’s nothing more important to our success than our team of people and the culture they live every day. At Innovex, we define our culture with the phrase ‘No Barriers’. We tear down the barriers between our customers and ourselves as well as within the company – all to elevate the experience for everyone involved.

Our ‘No Barriers’ culture starts with an intense focus on our customers and ensuring we have great people in the field listening to our customers every day. Importantly, our folks engaging with the customers every day need to be empowered to actually help our customers with the problems and opportunities they’re seeing in real time. This is enabled by an organization that is flat, lean and as unbureaucratic as possible.

This approach to organizational design sets us up to be far more responsive to market needs. It also feeds into our relentless innovation cycle. Our employees are empowered – we run our business much more ‘bottoms up’ than ‘top down’. Kendal and I are smart enough to know that we can’t run the entire company from our offices. We’re focused on getting the right folks on the playing field and allowing them to make plays.

Slide 9 shows our culture in action and how it drives our innovation flywheel. There’s probably nothing more I like to spend time on than trying to understand our customers’ processes, needs and problems, and then look for opportunities to help them. The biggest successes of both companies have largely resulted from the ability to more rapidly identify and then respond to those customers’ needs.

Over time both Innovex and Dril-Quip have become a magnet for this kind of customer-led innovation. I have a couple of illuminating examples of this in action.

The first is in the Permian where Innovex was approached recently by one of the leading E&P’s to develop a liner hanger system that was purpose built for the deeper, longer and more complex Delaware basin wells that are becoming core to their capital efficiency goals. This operator had previously been running liner hangers from one of the major service companies, but that provider told them it would take 12 months to develop a solution to meet their emerging needs. Conversely, we were able to develop a robust and complete solutions in about 12 weeks. We expect to deploy the first system in the next week or two and upon success see significant upside.

Similarly, Dril-Quip has had a strong focus on developing customer-led new products and technologies. Similarly, they were approached by a major deepwater operator to develop a solution to increase the size of the wellbore accommodating a larger tubing string enabling a higher production rate. The solution required Dril-Quip to develop and qualify a new liner hanger system to the same standards as their industry leading wellheads. Dril-Quip is the only liner hanger company that’s been able to meet this challenge and it’s a powerful example of the range and capability of their technology and people.

One of the things I’m most excited about is looking for more ways to bring the combined companies’ capabilities to bear in developing new and compelling new products for and with our customers.

Kendal Reed

Slide 10 demonstrates the results of the vision and culture that Adam just articulated. At Innovex, we are very proud of the fact that we have built a track record of not only industry-leading growth, but also high-quality financial performance, characterized by consistent margins, low capex, and ultimately strong returns on capital for our investors. We believe this transaction is an opportunity to unleash the potential of the Dril-Quip business to allow us to deliver market leading returns for stockholders on a combined basis moving forward.

To walk through each of these charts briefly, on the top left of the page you can see the revenue per share compound annual growth rate from 2018-2023. We look at revenue growth on a per share basis given that Innovex has an acquisition element to our growth strategy, so we want to make sure we are growing efficiently. As you can see, during this time frame, both Innovex and Dril-Quip significantly outgrew our energy and industrial peers and delivered growth approximately in line with the S&P 500 at 7% driven by a combination of organic growth and smart M&A. The top right of the page shows average adjusted EBITDA margins over the past six years. Innovex has performed slightly better than the energy comp group, and roughly in line with industrials over this period as a result of our curated product portfolio and lean operating philosophy, which we would bring to the go-forward business. What truly makes us stand out from the pack is demonstrated on the bottom half of this slide. Due to the capital-light nature of our business model, Innovex has spent an average of only 3% of revenue per year on capex from 2018-2023, significantly below both our industry peers and the S&P 500. This combination of efficient growth, consistent margins and low capital requirements adds up to a 17% average return on capital employed over the past six years, outpacing not only our energy and industrial peers, but also the S&P 500 average of 14%. Given the complementary nature of the Dril-Quip and Innovex businesses, we believe this transaction will create a platform which can deliver growth, consistent margins, and strong returns to investors.

Adam Anderson

Turning to slide 11, we see many of the combined companies’ product offerings for a typical NAM Land Well. Each of these products generally shares a ‘big impact, small ticket’ dynamic. A great example of this is the Innovex Toe Sleeve. This is a tool that costs ~10,000 dollars but if it works it will save our customers 100,000 dollars of intervention expense. As a result, once we have success working with our customers, they are reticent to change suppliers just to save a couple of bucks. This results in durable and consistent margins for these products.

We’re a leader in what we do – in most of the products we provide we’re a top 3 player – which is a testament again to the culture and technology we’ve described.

There’s significant opportunity for the combined company to utilize our respective strengths to grow. Most notably, Dril-Quip has a leading market position with wellheads in the Canadian market, but today they do not have the distribution network in the Lower 48 to significantly grow in that market. Conversely, Innovex serves almost all the major players in the Lower 48 who make wellhead purchasing decisions. We’ve dipped our toe in the wellhead market recently, but having the Dril-Quip team on board will enable us to scale up much more rapidly in this large and attractive market.

Conversely, Innovex is underweight in Canada today and we’ve not been able to penetrate this market as rapidly as we’d like. The Dril-Quip team in Canada has great relationships across the target customers for our products, and we believe those relationships will accelerate our growth and drive profitable market share gains.

Looking on slide 12, we’re showing the combined company’s product offerings for a deepwater well. Dril-Quip’s deepwater wellhead franchise is a great example of a big impact, small ticket product. The wellhead represents 1-2% of the cost of the well but impacts every single part of the subsequent well operation. So again, customers are far more focused on product performance and reliability and there’s none better than Dril-Quip.

One of the natural areas of collaboration for the combined company will be to package Innovex cementing equipment such as float equipment, wiper plugs and centralizers with the Dril-Quip Liner Hangers and Subsea Wellheads.

Innovex has provided mission critical cementing tools into the US Gulf of Mexico for years, however the opportunity to leverage Dril-Quip’s global presence and strong customer relationships in the deepwater market will be game-changing for these products. Cementing tools are installed in the same wells and on the same casing strings as the Dril-Quip Subsea Wellheads. Innovex will be the only company that can provide all the casing mounted accessories from the Wellhead to the toe of these wells, minimizing integration risk and creating a compelling value proposition for our customers.

On slide 13, we are highlighting the key elements of integration we will employ to ignite and invigorate the combined company. First things first, we will focus on creating a single company anchored around a common ‘No Barriers’ culture. I think this culture and approach will resonate with the employee base and unleash the capabilities of the combined company. Along the way we will respect and leverage the strong legacy embedded in the Dril-Quip brand. We will operate as a single company but will continue to use the Dril-Quip brand particularly as it relates to the strong subsea product portfolio.

Tied in with our culture we will radically simplify and streamline the combined company. This is important because a bottoms-up approach with a simpler, more delayered organization is going to be much more responsive to our customers’ needs.

We will exploit various ways that we can provide a more complete wellbore centric solution for our customers to drive outsized market growth.

Ultimately, the result of these efforts is expected to create a market leading well-centric product and technology company.

Kendal Reed

As detailed on slide 14 – over the years, Innovex has developed a strong track record of successful M&A integration with a focus on creating long-term value by employing our disciplined framework. We take a strategic, methodical approach to selecting opportunities which enhance our curated portfolio of products and have compelling industrial logic. Each transaction requires a bespoke approach to integration, but our end goal is always to create a single operating model across the entire company which enables us to improve efficiency by minimizing overhead and to be very nimble and responsive to our customers’ needs, feeding our culture of relentless innovation. We also continuously evaluate our product portfolio and have demonstrated a willingness to divest underperforming product lines when appropriate to improve stockholder returns.

The combination with Dril-Quip is particularly compelling as it fits the model of our most successful, transformative transactions. Innovex was created through a 3-way merger transaction in 2016, and in 2021 we merged with Rubicon International, significantly increasing our global footprint. By following our tried-and-true approach, we have successfully integrated those mergers as well as multiple other acquisitions both big and small over the past 8 years to build Innovex as it exists today. We are excited to partner with the Dril-Quip team to take the next step in the evolution of our combined businesses, and we believe we have developed the necessary core competency around integration to ensure the success of the transaction for stockholders.

Slide 15 provides more detail around our cost synergy outlook. As discussed previously, this transaction is expected to be significantly accretive to stockholders even without the benefit of any synergies, but we also believe there is an opportunity to realize at least $30 million of cost synergies once the integration is complete. This represents 3% of 2023 pro forma revenue and offers compelling upside following closing. While our evaluation of synergies is ongoing, we feel confident that the company will benefit from efficiencies in corporate overhead, streamlining our manufacturing and supply chain approach, rationalizing our facility footprint, optimizing our product portfolio, and simplifying our operating model. We would expect 50% of these synergies to be realized within 12 months of closing and 100% of synergies to be realized within 24 months of closing. Pro forma for the $30 million of expected synergies, the combined company would have generated 2023 adjusted EBITDA margins of 21%, near the top of its peer group. This margin enhancement opportunity provides us with a unique driver of earnings growth over the next 2 years, and when combined with our capital-light business model, is expected to create a compelling financial profile capable of delivering strong free cash flow and returns for investors.

Adam Anderson

Turning to slide 16, we highlight some of the most attractive revenue synergy opportunities we plan to capture. We discussed much of this earlier, but I think it’s worth reemphasizing that at its core, this combination is about creating a unique product and technology platform that has numerous levers to drive growth on a combined basis. Whether it’s bringing the Canadian wellhead franchise into the Lower 48 or combining deepwater cementing and wellhead technology – or other technologies we haven’t even conceived. There’s a lot of ways for us to win in the market.

Saudi Arabia is one of the most exciting markets in which both companies have a growing presence. Outside of the U.S., this is the place where I’ve spent most of my time over the years, and I have a great affinity for the people and the culture. We’ve been able to establish ourselves as an “up and coming” technology company and combined with Dril-Quip’s legacy and capabilities in the region, we will be better positioned to invest for the long-term in this important market. Developing our people, our local infrastructure, and our capabilities in Saudi Arabia will serve us and our customers well for years to come.

In closing – as we’ve articulated, this combination creates a global and diversified platform that is uniquely positioned to grow revenue, earnings, and cash flows over time. We will be disciplined in how we use that cash flow to unlock further value creation.

Lastly, to the employees of the combined business – we’re proud of the heritage of each of our businesses. Thank you for what you’ve done to get us to this place, and I ask that you continue to focus on delivering for our customers every day. We are going to be remarkably successful and I’m looking forward to starting that journey.

With that I’ll turn it back over to the operator, who can open up the call to your questions.

QUESTIONS AND ANSWERS

Operator

At this time, we will be conducting a question-and-answer session. Your first question for today is from Eddie Kim at Barclays.

Edward Kim

Hi. Good morning. Just wanted to ask about Innovex’s international business. So, roughly a third of Innovex’s businesses is international offshore, you said, and Middle East is the biggest region there. Could you talk about how big Saudi is within that Middle East exposure and if that’s more onshore or offshore focused in Saudi? I just wanted to get your thoughts on how the recent Saudi announcements could impact the growth profile of this business, if at all.

Adam Anderson

Hey, Eddie. This is Adam. Thanks for the question and joining the call. Yeah. So, Saudi has been a really important growth initiative for Innovex over the last decade. And, obviously, Dril-Quip, largely through their TIW legacy, has been there for decades. Innovex – on a standalone basis today, the majority of that Middle East revenue that you see would be Saudi revenue. We’re really proud of our ability to service the customer there, grow our footprint in Kingdom. We’ve built a great local team there, and we’re making significant investments in the Kingdom, both for today and for the long term, not only in terms of our localization, also building up our local manufacturing capacity, and developing and qualifying new products and technology to lead to long-term growth there.

Today, our business is more weighted to the legacy onshore oil work. So, some of that core like Ghawar Field is probably where we generate the bulk of our revenue today. But we do have products qualified and are growing into both offshore, as well as the gas unconventional markets, so we service the Kingdom broadly. But the revenue today, a little bit more levered to ongoing oil activity.

With respect to the specific announcement and their plans to reduce some activity and like or not expand in [indiscernible] (00:25:13) some of those areas, I don’t expect that to have a big impact on our near-term results in Saudi. I think we can continue to add revenue there as we qualify new products. And then on a combined basis, I think we’ll be able to make additional incremental investments and really leverage the strength of both teams to qualify additional products and really service the customer much more broadly on all of the consumable products from the wellhead down to the toe of the well in Kingdom.

Edward Kim

Got it. Got it. Perfect. Thank you. And just on the combined business, you mentioned 44% North America onshore, 56% international/offshore. I know that international portion does include some onshore. So, just removing the regions altogether, could you just give us the rough onshore versus offshore split of Innovex, as well as the split of the combined company?

Adam Anderson

Yeah. So, on a combined basis, we’re going to be roughly 40% offshore, probably 15-ish-percent international land and the balance there, 44% on North America land.

Edward Kim

Okay. Okay. Perfect. Great. Thank you. I’ll turn it back.

Operator

Your next question for today is from David Smith with Pickering Energy Partners.

David Smith

Hey. Good morning and thank you for taking my question.

Adam Anderson

Hey, Dave.

David Smith

Hey. Sorry if it was provided somewhere and I missed it, but could you talk about the outlook for Innovex in 2024 and also if there’s any update to the prior 2024 guidance to legacy Dril-Quip?

Adam Anderson

So, with respect to the Innovex guidance, no, there’s nothing provided in the materials. What I would say broadly is from 2022 to 2023, we saw really nice growth in Innovex revenue and EBITDA, both in North America as well as international. Looking to 2024, you would have seen, obviously, a pretty big decline in North America activity in the back half of 2023. And when you roll that through all of 2024, we would expect our 2024 business to be flat to maybe down a little bit, depending on how North America activity shakes out. I think our current view right now is we’re probably steady from here on North America activity. Obviously, if that changes dramatically, that could impact that rough guidance.

Jeffrey Bird

Yeah. And no real update on the Dril-Quip guidance. No update on the Dril-Quip guidance consistent with what we said on our last earnings call.

David Smith

Perfect. And just to make sure I understood correctly regarding the Innovex outlook for 2024, in aggregate, assuming North America is relatively steady from here, the outlook would be revenue or EBITDA roughly flat to down slightly versus 2023?

Adam Anderson

AA: Yeah.

David Smith

…versus 2023? Perfect.

David Smith

Thank you for that. And a follow-up, if I may, on the Innovex S-1, it looked like net debt at the end of Q3 was just under $41 million, and it looks like Innovex 4Q 2023 free cash flow was about $20 million, but the pro forma net cash provided suggests Innovex has net debt of like $118 million. So, I just wanted to check and see if there were any significant uses of cash by Innovex since 4Q 2023 or trying to figure out what I’m missing here.

Kendal Reed

Yeah. Thanks, David. It’s a good point and worth clarifying because if you look at Innovex’s S-1 as of 9/30, we have roughly $60 million of net debt. And as you pointed out, we ended 2023 with roughly $40 million of net debt. So, to bridge to the pro forma number, the piece there is that, standalone Innovex plans to pay a cash dividend of approximately $75 million in aggregate to current Innovex stockholders prior to closing. And this is agreed. This payment will allow Innovex to provide a cash return to its stockholders on their multi-year investment, while maintaining financial strength and flexibility of the combined company.

I would say it’s important to note that the pro forma year-end 2023 net cash position of nearly $100 million that we publicly disclosed for the combined company includes the impact of that planned cash distribution. And we feel that strong balance sheet and the expected cash flow profile of the combined business positions us for good future success.

David Smith

Perfect. I appreciate that. Thank you.

Operator

This concludes today’s conference, and you may disconnect your lines at this time. Thank you for your participation.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and free cash flow, accretion, business, investment and employee opportunities, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s and Innovex’s ability to obtain the approval of the proposed transaction by their stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues , the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil-fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Use of Non-GAAP Financial Measures

This script includes certain non-GAAP financial measures as defined under SEC rules. These non-GAAP financial measures include and reflect managements’ current expectations and beliefs regarding the potential benefits of the proposed transaction. Dril-Quip and Innovex believe that the presentation of these non-GAAP measures provides information that is useful to Dril-Quip’s stockholders. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in Dril-Quip’s and Innovex’s respective financial statements and Dril-Quip’s filings with the SEC. As used herein, “GAAP” refers to accounting principles generally accepted in the United States of America.

Adj. EBITDA is a non-GAAP measure that Innovex defines as net income excluding income taxes, interest income and expense, depreciation and amortization expense, and other expenses / income, primarily representing foreign currency exchange gain/loss, the elimination of earnings from minority investment and other non-operating items, net, further adjusted to exclude certain items which Innovex believes are not reflective of ongoing performance or which are non-cash in nature, including stock-based compensation, transaction related expenses, acquisition integration expenses and IPO preparation expenses.

Adj. EBITDA is a non-GAAP measure that Dril-Quip defines as net income excluding income taxes, interest income and expense, depreciation and amortization expense, and other expenses / income, primarily representing stock-based compensation and change in fair value of earn-out liability, among other items, further adjusted to exclude restructuring costs, acquisition costs, gain on asset sale and foreign currency exchange gain/loss. Dril-Quip 2023 Adj. EBITDA are pro forma for full year impact of Great North.

Pro forma 2023 Adj. EBITDA includes $30 million of run rate pre-tax synergies.

Important Information for Stockholders

In connection with the proposed merger, Dril-Quip intends to file with the SEC, a registration statement on Form S-4 that will include a proxy statement/prospectus. Dril-Quip may also file other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Dril-Quip may file with the

SEC. The definitive proxy statement/prospectus (if any when available) will be mailed to the stockholders of Dril-Quip. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Dril-Quip, Innovex and the proposed merger once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Dril-Quip and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about Dril-Quip’s directors and executive officers including a description of their interests in Dril-Quip is included in Dril-Quip’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Innovex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Dril-Quip stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC.

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